VANC Pharmaceuticals Appoints Mr. Sherif Guorgui

To Board of Directors

Vancouver, B.C. - August 15, 2017 – VANC Pharmaceuticals Inc. (TSXV: VANC / OTCQB: NUVPF) (“VANC” or the “Company”), a pharmaceutical company focused on the Canadian generic drug and over-the-counter (the “OTC”) markets and point-of-care technologies is pleased to announce the appointment of Mr. Sherif Guorgui to VANC’s Board of Directors.

Mr. Guorgui is a third-generation pharmacist with extensive experience in various pharmacy sectors; such as retail, specialty, regulatory, industry, government and professional affairs.  Sherif is recognized as an individual who has played a significant role in promoting the value of pharmacists and pharmacy technicians in healthcare, and advocating for the pharmacy profession at community, provincial and international levels.

Mr. Guorgui earned his pharmacy degree from the University of Cairo in 1998.  After completing the University of Toronto’s International Pharmacy Graduates program, Sherif has worked as a community pharmacist, managed and operated his own independent pharmacy, and been a franchise/Associate owner with Shoppers Drug Mart.  Mr. Guorgui moved into corporate roles at Shoppers Drug Mart and Rexall/PharmaPlus before joining the Ontario Pharmacists Association (“OPA”) as Vice President of Pharmacy.  In 2016, Mr. Guorgui joined United Pharma Group as CEO.  United Pharma Group is the fastest growing network of independent pharmacy owners in Canada now numbering over 90 members.

Mr. Guorgui has also served as President of the Ontario College of Pharmacists in 2011-2012.  In this role, he focused on promoting the adoption of the expanded scope of practice among pharmacists and initiated accordingly various outreach programs aimed at fostering and encouraging ongoing communication with members of the College.  Mr. Guorgui has developed a dedicated following of patients and practitioners on his various social media accounts.  Sherif has published numerous articles in pharmacy magazines, is a sought-after speaker for community and professional events, and is a guest lecturer at the University of Toronto’s Leslie Dan Faculty of Pharmacy and the University of Waterloo School of Pharmacy.

On an international level, Mr. Guorgui was part of the International Pharmaceutical Federation’s (FIP) I am a Pharmacist project which focused on creating pride in, and awareness of pharmacy on a global level.  He was also featured in the Canadian Foundation for Economic Education’s Potential to Prosperity project promoting pharmacy practice in Canada to international pharmacy graduates.  In 2015, Mr. Guorgui was chosen as one of Canada’s Top Immigrants, promoting the value of international pharmacy graduates to the Canadian society. In 2017, Sherif was recognized with the Ontario Pharmacists Association’s Voice Of Pharmacy Award for his tireless advocacy work for the profession.

Mr. Guorgui is a board member of the Canadian Foundation for Pharmacy, the Ontario Pharmacists Association and the Neighbourhood Pharmacy Association of Canada. He is an advisory board member of the Humber College Pharmacy Technician Program, and is a mentor at the University of Toronto Career Centre Information Interview program.

“On behalf of the VANC board of directors, management and shareholders, I am very pleased to welcome Mr. Guorgui to VANC,” stated David Hall, Chairman of the Board.  “Mr. Guorgui brings a vision of the Canadian pharmacy practice that is aligned with VANC’s focus on bringing value added technology, drugs and OTC products to Canadians,” added Mr. Hall.

“I am excited to be joining VANC and to support its mission to enable the evolution of pharmacy practice through innovative technology, programs and products,” commented Mr. Guorgui. “I share VANC’s belief that pharmacists have a vital and continuously expanding role in the health care system and I look forward to helping VANC empower pharmacists to further innovate their practice and grow their business.”

“I am delighted to have Mr. Guorgui joining VANC in support of our mission to elevate the practice of pharmacy in Canada,” said Bob Rai, CEO.  “Sherif is a seasoned strategic leader in pharmacy and his addition to our board is a key milestone in the growth of VANC,” concluded Mr. Rai.

On behalf of:

VANC Pharmaceuticals Inc.

Bob Rai

Director and CEO

Phone:604-687-2038

Fax:604-687-3141

Email:info@vancpharm.com

www.vancpharm.com

Cautionary Note Regarding Forward-looking Statements: Information in this press release that involves VANC’s expectations, plans, intentions or strategies regarding the future are forward-looking statements that are not facts and involve a number of risks and uncertainties. VANC generally uses words such as “outlook,” “will,” “could,” “would,” “might,” “remains,” “to be,” “plans,” “believes,” “may,” “expects,”

“intends,” “anticipates,” “estimate,” “future,” “plan,” “positioned,” “potential,” “project,” “remain,” “scheduled,” “set to,” “subject to,” “upcoming,” and similar expressions to help identify forward-looking statements. The forward-looking statements in this release are based upon information available to VANC as of the date of this release, and VANC assumes no obligation to update any such forward-looking statements. Forward-looking statements believed to be true when made may ultimately prove to be incorrect. These statements are not guarantees of the future performance of VANC and are subject to risks, uncertainties and other factors, some of which are beyond its control and may cause actual results to differ materially from current expectations.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that terms is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.